UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ruhnn Holding Limited

(Name of Issuer)

Class A ordinary Shares, par value US$ 0.000000001 per share

(Title of Class of Securities)

78134 109**

(CUSIP Number)

Ling Huang, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 212 319 4755

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 25, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Min Feng (“Mr. Feng”), Ruhnn1106 Investment Limited (“Ruhnn1106”), Lei Sun (“Mr. Sun”), LEIYU Investment Limited (“LEIYU”), Chao Shen (“Mr. Shen”) and YangMing Investment Limited (“YangMing”) with respect to the Class A Ordinary Shares, par value US$0.000000001 per share (“Class A Ordinary Shares”), of Ruhnn Holding Limited, a Cayman Islands company (the “Company”). The Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.000000001 per share (“Class B Ordinary Shares”), of the Company beneficially owned by Mr. Feng and Ruhnn1106 were previously reported on a Schedule 13G filed on February 11, 2020. The Class B Ordinary Shares beneficially owned by Mr. Sun and LEIYU were previously reported on a Schedule 13G filed on February 11, 2020. The Class B Ordinary Shares beneficially owned by Mr. Shen and YangMing were previously reported on a Schedule 13G filed on February 11, 2020.

** This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing five Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78134 109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Min Feng
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,417,125[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,417,125[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,417,125[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Mr. Feng only into Class A Ordinary Shares (or 25.7% of Class A Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).[2]

The voting power of the shares beneficially owned by Mr. Feng represents 51.7% of the total outstanding voting power.[3]

14		TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Represents (i) 100,017,125 Class B Ordinary Shares held by Ruhnn1106 Investment Limited, and (ii) 6,400,000 Class A Ordinary Shares held by Ruhnn Investment Limited. Ruhnn Investment Limited is a limited liability company incorporated in the British Virgin Islands, wholly owned by Ruhnn Investment Trust. Min Feng is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited. Min Feng may thereby be deemed to beneficially own 6,400,000 Class A Ordinary Shares owned by Ruhnn Investment Limited.

[2]

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 244,598,624 Class A Ordinary Shares and 170,184,250 Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020.

[3]

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ruhnn1106 Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,017,125[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,017,125[4]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,017,125[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.0% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Ruhnn1106 only into Class A Ordinary Shares (or 24.1% of total Class A Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).

The voting power of the shares beneficially owned by Ruhnn1106 represents 51.4% of the total outstanding voting power.[5]

14		TYPE OF REPORTING PERSON (See Instructions) CO

[4]	Represents 100,017,125 Class B Ordinary Shares held by Ruhnn1106 Investment Limited.

[5]

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lei Sun
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,404,750[6]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,404,750[6]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,404,750[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Mr. Sun only into Class A Ordinary Shares (or 11.7% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).

The voting power of the shares beneficially owned by Mr. Sun represents 24.9% of the total outstanding voting power.[7]

14		TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Represents 48,404,750 Class B Ordinary Shares held by LEIYU Investment Limited.

[7]

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEIYU Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,404,750[8]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,404,750[8]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,404,750[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by LEIYU only into Class A Ordinary Shares (or 11.7% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).

The voting power of the shares beneficially owned by LEIYU represents 24.9% of the total outstanding voting power.[9]

14		TYPE OF REPORTING PERSON (See Instructions) CO

[8]	Represents 48,404,750 Class B Ordinary Shares held by LEIYU Investment Limited.

[9]

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chao Shen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,280,710[10]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,280,710[10]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,280,710[10]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by Mr. Shen only into Class A Ordinary Shares (or 5.4% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).

The voting power of the shares beneficially owned by Mr. Shen represents 11.2% of the total outstanding voting power.[11]

14		TYPE OF REPORTING PERSON (See Instructions) IN

[10]	Represents 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs held by YangMing Investment Limited.

[11]

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 78134 109

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YangMing Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,280,710[12]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,280,710[12]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,280,710[12]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4% of Class A Ordinary Shares assuming conversion of the Class B Ordinary Shares held by YangMing only into Class A Ordinary Shares (or 5.4% of total Class A Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares of the Issuer into Class A Ordinary Shares).

The voting power of the shares beneficially owned by YangMing represents 11.2% of the total outstanding voting power.[13]

14		TYPE OF REPORTING PERSON (See Instructions) CO

[12]	Represents 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs held by YangMing Investment Limited.

[13]

The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A Ordinary Shares and Class B Ordinary Shares of the Issuer issued and outstanding as of September 30, 2020, as reported by the Issuer in its current report on Form 6-K filed on November 23, 2020. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, voting together as one class. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Ordinary Shares, par value US$0.000000001 per share, of the Issuer, a Cayman Island company with its principal executive offices located at 11F, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

The ordinary shares (the “Shares”) of the Issuer consist of Class A Ordinary Shares and Class B Ordinary Shares. ADSs of the Issuer are listed on the Nasdaq Stock Market under the symbol “RUHN.”

Item 2.	Identity and Background.

(a)Mr. Feng, Ruhnn1106, Mr. Sun, LEIYU, Mr. Shen and YangMing are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

(b)The address of residence of Mr. Feng is Room 1202, Unit 2, Building 5, Baiyunyuan, Lijiang Apartment, Jianggan District, Hangzhou, Zhejiang Province, People’s Republic of China. The registered address of Ruhnn1106 is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands. The address of residence of Mr. Sun is Room 502, Unit 3, Building 3, Jinhongyuan, Jiubao Greentown Lijiang Apartment, Jianggan District, Hangzhou, Zhejiang Province, People’s Republic of China. The registered address of LEIYU is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands. The address of residence of Mr. Shen is Room 1602, Building 8, 88 Center, Lane 125, Changningzhi Road, Changning District, Shanghai, People’s Republic of China. The registered address of YangMing is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(c)Ruhnn1106 is the record owner of 100,017,125 Class B Ordinary Shares. All of the Shares owned by Ruhnn1106 are beneficially owned by Mr. Feng. As indicated in Schedule A, other than Mr. Feng, Ruhnn1106 has no other executive officer, director or controlling person. Ruhnn Investment Limited is a limited liability company wholly owned by Ruhnn Investment Trust. Mr. Feng is the sole member of the advisory committee of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares held by Ruhnn Investment Limited. Mr. Feng may thereby be deemed to beneficially own 6,400,000 Class A Ordinary Shares owned by Ruhnn Investment Limited.

LEIYU is the record owner of 48,404,750 Class B Ordinary Shares. All of the Shares owned by LEIYU are beneficially owned by Mr. Sun. As indicated in Schedule A, other than Mr. Sun, LEIYU has no other executive officer, director or controlling person.

YangMing is the record owner of 21,762,375 Class B Ordinary Shares and 518,335 Class A Ordinary Shares represented by ADSs. All of the Shares owned by YangMing are beneficially owned by Mr. Shen. As indicated in Schedule A, other than Mr. Shen, YangMing has no other executive officer, director or controlling person.

(d)Mr. Feng is the Chairman of the board of directors (the “Board”) of the Issuer. Mr. Sun serves as the Issuer’s director and chief executive officer. Mr. Shen serves as the Issuer’s director.

(e)During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)Mr. Feng, Mr. Sun, and Mr. Shen (together, the “Reporting Individuals”) are citizens of the People’s Republic of China. Ruhnn1106, LEIYU, and YangMing are companies incorporated under the laws of British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares that the Reporting Persons beneficially own were acquired in connection with the incorporation of the Issuer.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons.

 The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

This statement relates to the potential acquisition of additional Shares by the Reporting Persons. On November 25, 2020, the Reporting Individuals submitted a non-binding proposal letter (the “Proposal”) to the Board related to the proposed acquisition of all of the Shares not beneficially owned by the Reporting Persons on the terms and conditions set forth in the Proposal (the “Proposed Acquisition”).

In the Proposal, the Reporting Individuals, among other things, (i) proposed to acquire the Shares of the Issuer held by public shareholders (other than those held by themselves and their respective affiliates) for US$0.68 per Share (or US$3.4 per ADS) in cash, representing a premium of approximately 10.4% to the closing trading price of the ADSs on November 24, 2020, the last trading day prior to the date of the Proposal, and a premium of 27.2% to the volume-weighted average price during the last 60 trading days prior to the date of the Proposal; (ii) expressed their intention to finance the Proposed Acquisition with a combination of existing cash on hand and, if required, external financing sources, which may include debt and/or equity financing; and (iii) indicated that upon the Board’s approval, they are prepared to negotiate and finalize definitive agreements in connection with the Proposed Acquisition and related transactions in an expeditious manner.

The Proposal provides that no binding obligation on the part of the Issuer or the Reporting Individuals shall arise with respect to the Proposed Acquisition unless and until definitive agreements have been executed.

If the Proposed Acquisition is consummated as proposed, the Issuer’s ADSs will be delisted from the NASDAQ Stock Market and deregistered under Section 12 of the Act.

References to the Proposal in this statement are qualified in their entirety by reference to the Proposal itself, which is attached hereto as Exhibit B and incorporated by reference as if set forth in its entirety.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 177,102,585 outstanding Shares, which represents approximately 42.7% of the total outstanding Shares and approximately 87.8% of the voting power of the total outstanding Shares. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares held by each other Reporting Person.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which it may be deemed to beneficially own.

(c)Between September 16, 2020 and November 18, 2020, LEIYU sold in the open market a total of 4,650,000 Class A Ordinary Shares (represented by 930,000 ADSs) in multiple transactions at a price between US$2.36 and US$2.95 per ADS, or an average price of US$2.60 per ADS. Other than the foregoing, none of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

(d)Not applicable.

(e)Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.
Exhibit	Description
A.	Joint Filing Agreement between Min Feng, Ruhnn1106 Investment Limited, Lei Sun, LEIYU Investment Limited, Chao Shen and YangMing Investment Limited.
B.	Non-Binding Proposal Letter from Min Feng, Lei Sun and Chao Shen to the Board of Directors of the Issuer dated as of November 25, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020

Min Feng	By: /s/ Min Feng
Name: Min Feng

Ruhnn1106 Investment Limited	By: /s/ Min Feng
Name: Min Feng Title: Director

Lei Sun	By: /s/ Lei Sun
Name: Lei Sun

LEIYU Investment Limited	By: /s/ Lei Sun
Name: Lei Sun Title: Director

Chao Shen	By: /s/ Chao Shen
Name: Chao Shen

YangMing Investment Limited	By: /s/ Chao Shen
Name: Chao Shen Title: Director

Exhibit A

Joint Filing Agreement between Min Feng, Ruhnn1106 Investment Limited, Lei Sun, LEIYU Investment Limited, Chao Shen and YangMing Investment Limited

Exhibit B

Non-Binding Proposal Letter from Min Feng, Lei Sun and Chao Shen to the Board of Directors of the Issuer dated as of November 25, 2020

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Ruhnn1106 Investment Limited

The business address of each of the following individuals is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

Directors:
Name	Country of Citizenship
Min Feng	The People’s Republic of China

Executive Officers:
None

LEIYU Investment Limited

The business address of each of the following individuals is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

Directors:
Name	Country of Citizenship
Lei Sun	The People’s Republic of China

Executive Officers:
None

YangMing Investment Limited

The business address of each of the following individuals is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016, People’s Republic of China.

Directors:
Name	Country of Citizenship
Chao Shen	The People’s Republic of China

Executive Officers:
None